

Mail Stop 3720

May 9, 2007

Via U.S. Mail and Fax (407) 971-8468
Iurie Bordian
President
Emerging Media Holdings, Inc.
1809 East Broadway Street
Suite 175
Oviedo, FL 32765

> RE: **Emerging Media Holdings, Inc.**
> **Form 10-SB (Amendment No. 3)**
> **Filed March 21, 2007**
>
> **File No. 0-52408**

Dear Mr. Bordian:

     We have reviewed your supplemental response letter dated March 21, 2007 as well as your filing and have the following comments. As noted in our comment letter dated March 20, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-SB

Audit Report

1. Please amend your filing to include the auditor's report for Emerging Media Holdings, Inc. for the period ended December 31, 2005.

Audit Report

2. We note your auditor's response to our phone conversations on March 20 and 29, 2007. At this time, we have no further comment with respect to the matter of the 2005 audit. Note that the staff is offering no views with respect to audit quality, the sufficiency or adequacy of the audit procedures performed, or the manner and degree to which the audit complies with the standards of the Public Company Accounting Oversight Board (US).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director